UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 9, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer"or "Lear"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item 4 of the Initial 13D is hereby amended by the addition of the following:

     On July 9, 2007, AREP Car Holdings Corp. ("Parent") and AREP Car Acquisition Corp. ("Merger Sub"), indirect subsidiaries of AREP, and Lear
Corporation ("Lear"), entered into Amendment No. 1 (the "Amendment") to the Agreement and Plan of Merger, dated as of February 9, 2007, by and among Lear, Parent and Merger Sub (the "Merger Agreement"), which amends the Merger Agreement to, among other things, increase the merger consideration payable to Lear stockholders from $36.00 per share to $37.25 per share. A copy of the Amendment is filed herewith as Exhibit 1 and incorporated herein by reference.

     The Amendment also provides that if the requisite stockholder vote for the merger is not obtained on or prior to July 16, 2007, subject to certain exceptions, Lear will (1) pay Parent $12,500,000, (2) issue to Parent 335,570 Shares, and (3) increase from 24% to 27% the share ownership limitation under the waiver of Section 203 of the Delaware General Corporation Law granted by Lear to certain of the Reporting Persons in October 2006 (collectively, the "Termination Consideration").

     The Amendment further provides that if the requisite stockholder vote for the merger shall not have been obtained prior to 5:00 p.m., Eastern Time, on July 16, 2007, the Merger Agreement shall automatically terminate. Further, if there is an injunction relating to the merger, the Merger Agreement shall automatically terminate upon the earlier of (i) twenty-four (24) hours after the issuance of the injunction or (ii) immediately prior to the commencement of Lear's annual meeting. In either of the foregoing termination events, Parent shall be entitled to receive the Termination Consideration upon termination of the Merger Agreement and shall also continue to be entitled to all of its other rights which by their terms survive termination of the Merger Agreement (including, but not limited to, its right to receive a fee if Lear consummates an alternative acquisition transaction within 12 months after such termination).

     In connection with the execution of the Amendment, Parent also entered into a Registration Rights Agreement with Lear pursuant to which Lear has agreed, within thirty days after the issuance of any Shares to Parent pursuant to the Amendment, to (1) prepare and file a "shelf" registration statement (the "Registration Statement"), with the SEC, covering the resale of such Shares, (2) use its best efforts to cause the Registration Statement to be declared effective upon filing or as promptly as possible thereafter (but no less than one hundred twenty days after the date of issuance), and (3) use its best efforts to keep the Registration Statement continuously effective under the Securities Act, for so long as Parent is unable to freely transfer the Shares. A copy of the Registration Rights Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

     On July 9, 2007, AREP issued a press release announcing the execution of the Amendment. A copy of the Press Release is filed herewith as Exhibit 3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by adding the following:

     1. Amendment No. 1, dated as of July 9, 2007, to the Agreement and Plan of Merger, dated as of February 9, 2007, by and among AREP Car Holdings Corp., AREP Car Acquisition Corp. and Lear Corporation (incorporated by reference to Exhibit 2.1 to Lear's Current Report on Form 8-K (SEC File No. 1-11311), filed on July 9, 2007).

     2. Registration Rights Agreement, dated as of July 9, 2007, by and among AREP Car Holdings Corp. and Lear Corporation (incorporated by reference to Exhibit 10.2 to Lear's Current Report on Form 8-K (SEC File No. 1-11311), filed on July 9, 2007).

     3.   Press Release dated July 9, 2007 (incorporated by reference to Exhibit
          99.1 to AREP's Current Report on Form 8-K (SEC File No. 1-9516), filed on July 9, 2007).

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

HIGH RIVER LIMITED PARTNERSHIP
  By:  Hopper Investments LLC, general partner
    By:  Barberry Corp., sole member

        By:  /s/ Keith Cozza
             ---------------
             Name: Keith Cozza
             Title: Secretary and Treasurer

HOPPER INVESTMENTS LLC
  By:  Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ----------------
         Name: Keith Cozza
         Title: Secretary and Treasurer

KOALA HOLDING LLC

  By:  /s/ Keith Cozza
       ---------------
       Name: Keith Cozza
       Title: Authorized Signatory

BARBERRY CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name: Keith Cozza
       Title: Secretary and Treasurer

ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith A. Meister
       Title: Executive Vice President

ICAHN OFFSHORE LP

  By:  /s/ Keith Meister
       -----------------
       Name: Keith Meister
       Title: Executive Vice President

CCI OFFSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith Meister
       Title: President

ICAHN PARTNERS LP

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith Meister
       Title: Executive Vice President

ICAHN ONSHORE LP

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith A. Meister
       Title: Executive Vice President

CCI ONSHORE CORP.

  By:  /s/ Keith A. Meister
       --------------------
       Name: Keith A. Meister
       Title: President and Secretary

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



































        [Signature Page of Amendment No. 4 to Schedule 13D - Lear Corp.]